Filed by UBS Group AG and UBS AG Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: UBS AG Registration Statement No. 333-199011

THE FOLLOWING IS THE ENGLISH TRANSLATION OF THE BANKENSCHREIBEN FOR THE SUBSEQUENT OFFER PERIOD.

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UBS AG P.O. Box CH-8098 Zurich Tel. +41-44-234 11 11 Group Operations Securities OQ9C – Capital Markets Thomas Künzli, Marcel Dörig Tel. +41-44-235 26 38, +41-44-235 45 04 www.ubs.com

To the banks

UBS AG, Zurich and Basel

Public Exchange Offer by UBS Group AG, Zurich

Definitive Interim Result and

Additional Acceptance Period

26 November 2014

Swiss security number / ISIN / Ticker

2.489.948 / CH0024899483 / UBSN	UBS AG registered shares with a nominal value of CHF 0.10 each (untendered registered shares, first trading line)

24.770.431 / CH0247704312 / UBSNE	UBS AG registered shares with a nominal value of CHF 0.10 each (tendered registered shares, separate trading line)

24.476.758 / CH0244767585 / UBSG	UBS Group AG registered shares with a nominal value of CHF 0.10 each

On 29 September 2014 UBS Group AG, Zurich (“UBS Group”) made a public exchange offer for all registered shares of UBS AG, Zurich and Basel (“UBS”) in issue with a nominal value of CHF 0.10 each (“UBS Shares”) (the “Exchange Offer”).

For details of the Exchange Offer please refer to the Swiss offer prospectus of 29 September 2014 (the “Swiss Offer Prospectus”) and the supplementary Swiss offer prospectus of 12 November 2014 (the “Supplementary Swiss Offer Prospectus”).

This document was created by UBS AG (“UBS”) exclusively for the information of the recipient. It may not be duplicated or made available to other persons without the written consent of UBS. It may not be transmitted to countries whose law prohibits this.

The present document does not constitute either an offer or an invitation to buy or sell securities, or a prospectus within the meaning of Art. 652a or Art. 1156 of the Swiss Code of Obligations.

Indicative timetable for the exchange offer

26 November 2014	Announcement of the definitive interim results (via electronic and print media) (2)

26 November 2014	Start of the Additional Acceptance Period (2)

26 November 2014	Extraordinary general meeting of UBS Group to resolve on capital increase (2)

Contribution of UBS Shares to UBS Group and ordinary capital increase of UBS Group / creation of authorized capital (2)

28 November 2014	First Settlement: Delivery of UBS Group Shares for the UBS Shares tendered during the Extended Initial Acceptance Period (2)

28 November 2014	Listing and first day of trading of UBS Group Shares on the SIX Swiss Exchange (2)

28 November 2014	Listing and first day of (regular way) trading of UBS Group Shares on the New York Stock Exchange (“NYSE”) (2)

10 December 2014	End of the Additional Acceptance Period (2) (3)

10 December 2014	Closing of separate trading line for tendered UBS Shares (2)

11 December 2014	Announcement of preliminary final results (via electronic media) (2)

16 December 2014	Announcement of definitive final results (via electronic and print media) (2)

16 December 2014	Contribution of UBS Shares tendered during the Additional Acceptance Period and issuance of new UBS Group Shares out of authorized capital (2)

18 December 2014	Second Settlement: Delivery of UBS Group shares for the UBS Shares tendered during the Additional Acceptance period (2)

18 December 2014	Listing of UBS Group Shares newly issued on the second settlement (2)

23 December 2014	Deadline for requesting brokerage fees for banks domiciled in Switzerland (2)

(2)	UBS Group reserves the right according to section B.5 of this Swiss Offer Prospectus to extend the Extended Initial Acceptance Period one or several times. In such a case, the timetable will be adjusted accordingly. An extension of the Extended Initial Acceptance Period beyond 40 trading days could only occur with the consent of the Swiss Takeover Board.
(3)	The deadline for tenders of UBS Shares held in the SIS Settlement System or in certificated form recorded in the Swiss share register is 4:00 p.m., Swiss time, on the expiration date of the Additional Acceptance Period. The deadline for tenders of UBS Shares held in DTC or directly with Computershare is 5:00 p.m., New York City time, on the expiration date of the Additional Acceptance Period.

Definitive Interim result

By the end of the extended acceptance period on 20 November 2014 (the “Acceptance Period”) a total of 3,475,356,441 UBS Shares had been tendered to UBS Group under the Exchange Offer, equivalent to 90.40% of all UBS shares in issue at the end of the Acceptance Period (the success ratio).

Based on the total of 3,844,560,913 UBS Shares in issue at the end of the Acceptance Period, the total participation of UBS Group amounts to 90.40% of the share capital and voting rights of UBS (the participation ratio).

Offer conditions	At the end of the Extended Initial Offer Period, all offer conditions had been satisfied or waived and UBS Group therefore declared the Exchange Offer unconditional. All UBS Shares tendered and not withdrawn during the Acceptance Period have been accepted for exchange in accordance with the provisions of the Exchange Offer and applicable law.

Additional Acceptance Period

In accordance with the Offer Prospectus, an Additional Acceptance Period of 11 trading days has been set for subsequent acceptance of the Exchange Offer. This additional acceptance period runs from 26 November 2014 to 10 December 2014:

•    Persons whose UBS shares are held in the SIS Settlement System or are certificated and entered in the Swiss share register can tender their UBS shares at any time before 4 p.m. Swiss time on the expiration date (the “Swiss tender deadline”).

•    Persons whose UBS shares are held in the DTC system or directly with Computershare can tender their UBS shares at any time before 5 p.m. New York time on the expiration date, which is the U.S. tender deadline (“U.S. tender deadline”).

Accepting the Exchange Offer	Shareholders wishing to accept the Exchange Offer during the Additional Acceptance Period are requested to follow the instructions of their custodian bank.

Informing account holders

Banks are requested to inform customers who hold UBS Shares in their custody accounts and did not tender them during the Acceptance period of the option to tender during the Additional Acceptance Period.

Holders should be advised that in accordance with sections F.2 (Intentions of UBS Group regarding UBS, its Board of Directors and Group Executive Board) and K.11 (Delisting of UBS shares/squeeze-out) of the Offer Prospectus, and in view of the fact that the number of UBS Shares tendered exceeds 90% of the UBS Shares in issue, once the Exchange Offer has been completed UBS Group intends to conduct a squeeze-out of the remaining UBS Shares, although this process may take some time. This could have negative tax consequences for shareholders who do not accept the Exchange Offer, as stated in section K.10 (Tax consequences) of the Offer Prospectus.

Offer restrictions	The Exchange Offer is subject to the restrictions in the Offer Prospectus.

Implementation of the Exchange Offer / technical settlement	Please refer to our notices to banks dated 7 October 2014 and 12 November 2014 for technical settlement details.

Brokerage fees for banks domiciled in Switzerland

Banks domiciled in Switzerland will receive a brokerage fee of CHF 8.00 for each account holder. Amounts below CHF 30.00 will not be credited. All charges are included in this brokerage fee.

The brokerage fee must now be requested from UBS AG, OQ9C, CH-8098 Zurich using the enclosed “Brokerage fee request” form by no later than 23 December 2014. Requests received after this date cannot be considered.

UBS AG, securities services	UBS AG O3R5/OP8E – C/A Processing Switzerland P.O. Box CH-8098 Zurich Phone: +41-44-236 82 84 Fax: +41-44-236 45 00 Email: UBS-TRX2014@ubs.com

UBS AG share register	UBS AG Shareholder Services Ms. Marianne Künzi Pelikanstrasse 19 P.O. Box CH-8098 Zurich Phone: +41-44-235 66 46 Fax: +41-44-235 82 20 Email: marianne.kuenzi@ubsc.om

UBS shareholder helpline for general questions / information	UBS information agent Phone: 00 800 6590 6590 or +44-207 019 7020 Email: UBSinfoagent@georgeson.com

U.S. exchange offer

U.S. exchange offer	Persons located in the United States should refer to the U.S. offer documentation, including UBS Group AG’s registration statement on Form F-4, the U.S. exchange offer/prospectus and the notice published by UBS Group AG in the Wall Street Journal on November 13, 2014, all of which have been filed with the SEC. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents may be obtained free of charge from the SEC’s website (www.sec.gov) and from the UBS information agent (contact information above). The U.S. exchange offer/prospectus contains important information about the UBS Group, as well as a description of certain United States federal income tax consequences arising from the exchange offer and squeeze out.

UBS AG

OQ9C – Capital Markets

Unsigned information document

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